UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-36487

Abengoa Yield plc

(Exact name of Registrant as Specified in its Charter)

Not Applicable

(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor

Great West Road

Brentford, TW8 9DF

United Kingdom

Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The sustainable total return company

Abengoa Yield announces second quarter 2015 results and a quarterly dividend above guidance

•	Strong results for the period: Further Adjusted EBITDA including unconsolidated affiliates increased by 93% y-o-y to $264.8 million and CAFD generation remained solid, at $83.1 million in the first six months of 2015.

•	Quarterly dividend approved by the Board of Directors, for a total amount of $0.40 per share, an 18% increase over initial quarterly guidance.

•	Full year 2015 and 2016 guidance is reaffirmed and will be updated once the long-term financing of the fourth acquisition is closed.

Second quarter results

July 30th, 2015 - Abengoa Yield (NASDAQ: ABY), the sustainable total return company that owns a diversified portfolio of contracted assets in the energy and environment sectors, reported revenues of $308.6 million for the six months ended June 30, 2015, representing an 82% increase y-o-y and Further Adjusted EBITDA including unconsolidated affiliates of $264.8 million, representing a 93% increase compared to the same period of 2014. Cash Available for Distribution for the six months reached $83.1 million, with a contribution in the second quarter of $44.6 million.

Selected Financial Results

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014
Revenue	$308,569	$169,808
Further Adjusted EBITDA including unconsolidated affiliates	264,786	137,172
Net Income/ (loss) attributable to the parent company	(673)	(28,233)
CAFD	$83,095	—

Key Performance Indicators

	As of June 30,
	2015	2014
Renewable energy
MW in operation[1]	1,241	430
GWh produced	1,083	418

Conventional power
MW in operation[1]	300	300
GWh produced	1,223	1,205
Availability (%)	101.8%	101.1%

Electric transmission lines
Miles in operation	1,099	1,018
Availability (%)	99.9%	100.0%

Water
Capacity (Mft3/day)[1]	10.5	—
Availability (%)	100.7%	—

Segment results

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014
Revenue by Geography
North America	$150,157	$96,822
South America	50,632	36,256
EMEA	107,780	36,730

Total revenue	$308,569	$169,808

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014
Revenue by business sector
Renewable energy	$193,427	$78,283
Conventional power	65,339	57,136
Electric transmission lines	39,238	34,389
Water	10,565	—

Total revenue	$308,569	$169,808

[1]	Represents total installed capacity in assets owned at the end of the period, regardless of the stake in each of the assets.

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014
Further Adjusted EBITDA inc. unconsolidated affiliates by Geography
North America	$137,297	$83,687
South America	51,623	29,466
EMEA	75,866	24,019

Total Further Adjusted EBITDA inc. unconsolidated affiliates	$264,786	$137,172

	Six months ended June 30,
(in thousands of U.S. dollars)	2015	2014
Further Adjusted EBITDA inc. unconsolidated affiliates by business sector
Renewable energy	$159,164	$60,575
Conventional power	53,319	48,551
Electric transmission lines	41,855	28,046
Water	10,448	—

Total Further Adjusted EBITDA inc. unconsolidated affiliates	$264,786	$137,172

Our assets have continued to perform well, resulting in Further Adjusted EBITDA including unconsolidated affiliates in the second quarter of 2015 of $159.6 million, operating cash flow of $41.9 million and Cash Available for Distribution of $44.6 million.

Solar assets have exceeded expectations due to better solar radiation levels than budget, especially in Europe. Wind assets in South America, representing a small portion of our portfolio, have experienced poorer than expected wind resource. Mojave is delivering systematically above 90% of the performance model of a fully optimized plant, which is very successful for a large plant with only seven months of operations. Solana is also performing in line with its target, having reached record daily production above 4 GWh per day.

In conventional power, performance continues being excellent, with availability levels above contractual requirements. Finally, our electric transmission lines continue to operate with very high levels of availability.

Closing of acquisitions

Since our last earnings call, we have closed the 450 MW acquisition announced in May consisting of Helios 1/2, Solnova 1/3/4, the remaining 70% stake in Helioenergy 1/2 and Kaxu. We have also closed the 5-year foreign exchange hedging agreement with Abengoa, which hedges CAFD generated by all the European assets in our portfolio. Integration of new assets in the portfolio has been very smooth.

Quarterly Dividend Announced

Abengoa Yield announced today that the Board of Directors has approved a quarterly dividend corresponding to the second quarter of 2015 amounting to $0.40 per share,2 which represents an 18% increase over initial guidance for the quarter. This dividend is expected to be paid on or about September 15, 2015 to shareholders of record on August 30, 2015.

[2]	Dividend per share guidance for the year 2015 remains unchanged at $1.60, consisting of $0.34 per share for Q1, $0.40 per share for Q2 and $0.43 for Q3 and Q4.

Liquidity and Debt

As of June 30, 2015, Abengoa Yield had gross corporate debt of $377.0 million and a liquidity position of $154.8 million at the holding company level on an unconsolidated basis. This represents a Net Corporate Debt / CAFD pre-corporate debt service ratio of 1.3x3.

As of June 30, 2015, net project debt amounted to $4,867.9 million ($3,624.3 million as of December 31, 2014) and consolidated cash and cash equivalents amounted to $528.2 million ($354.2 million as of December 31, 2014).

Fourth asset acquisition review and guidance reaffirmed

Abengoa Yield announced on Monday July 27th that it has entered into a definitive agreement with Abengoa to acquire a fourth set of assets. The assets include Solaben 1/6, a 100 MW solar power complex in Spain, that has been in operation since 2013, showing a solid operational track record highly synergetic with our existing portfolio.

In addition, Abengoa Yield also announced its first two acquisitions from third parties:

•	it has closed the acquisition of ATN2 from Abengoa including the stake in the project owned by a financial investor, which was not previously announced; and

•	it has agreed to acquire a 13% stake in Solacor 1/2 owned by JGC Corporation.

As announced, the total consideration for this acquisition is $370 million and Abengoa Yield expects this acquisition to generate incremental run rate cash available for distribution of approximately $31.5 million per year before debt service associated with acquisition financing.

The acquisition will be financed with the revolving credit facility recently increased by $290 million and cash on hand. Abengoa Yield expects to repay the revolving credit facility with long-term financing.

With this transaction, Abengoa Yield has acquired assets of approximately $1.5 billion since its initial public offering at an average acquisition yield of approximately 9%.

Abengoa Yield reaffirms its guidance on Dividend per Share of $1.60 for 2015 and Dividend per Share in the range of $2.10 to $2.15 for 2016 and expects to update this guidance when long term financing of the fourth acquisition is closed.

Details of the Results Presentation Conference

Abengoa Yield’s CEO, Javier Garoz, and its CFO and COO, Eduard Soler, will hold a conference call today, July 30, at 8:30 am EST.

In order to access the conference call participants should dial: +1 347 329 1282 (US) / +44 (0) 2034 262 845 (UK). A live webcast of the conference call will be available on Abengoa Yield’s corporate website (www.abengoayield.com). Please visit the website at least 15 minutes early in order to register for the live webcast and download any necessary audio software.

About Abengoa Yield

Abengoa Yield is a total return company that owns a diversified portfolio of contracted renewable energy, power generation, electric transmission and water assets in North America, South America and certain markets in EMEA. We focus on providing a predictable and growing quarterly dividend to our shareholders.

[3]	Based on debt as of June 30, 2015 and based on 2016 CAFD guidance pre corporate debt service.

Forward-Looking Statements

This news release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this prospectus, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.

Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, changes in government expenditure budgets, challenges in making acquisitions, changes in public support of renewable energy, weather conditions, legal challenges to regulations, changes to subsidies and incentives that support renewable energy sources, government regulations, the volatility of energy and fuel prices, counterparty credit risk, failure of customers to perform under contracts, our ability to enter into new contracts as existing contracts expire, reliance on third-party contractors and suppliers, failure of newly constructed assets to perform as expected, failure to receive dividends from assets, changes in our tax position, unanticipated outages at our generation facilities, the condition of capital markets generally, our ability to access capital markets, adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Abengoa Yield’s future results included in Abengoa Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Abengoa Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.

Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2015	2014
Revenue	$308,569	$169,808
Other operating income	36,376	59,416
Raw materials and consumables used	(24,201)	(12,083)
Employee benefit expenses	(1,794)	(1,794)
Depreciation, amortization, and impairment charges	(110,350)	(57,196)
Other operating expenses	(70,463)	(78,175)

Operating profit/(loss)	$138,137	$79,976

Financial income	3,517	1,342
Financial expense	(136,285)	(104,000)
Net exchange differences	(1,473)	(708)
Other financial income/(expense), net	4,331	(1,298)

Financial expense, net	$(129,910)	$(104,664)

Share of profit/(loss) of associates carried under the equity method	3,342	(429)

Profit/(loss) before income tax	$11,569	$(25,117)

Income tax	(6,428)	(2,706)

Profit/(loss) for the period	$5,141	$(27,823)

Loss/(profit) attributable to non-controlling interests	(5,814)	(410)

Profit/(loss) for the period attributable to the Company	(673)	(28,233)

Weighted average number of ordinary shares outstanding (thousands)	85,279	n/a
Basic and diluted earnings per share attributable to Abengoa Yield plc (U.S. dollar per share)	$(0.01)	n/a

Consolidated Statement of Financial Position

(Amounts in thousands of U.S. dollars)

	As of June 30,	As of December 31,
	2015	2014
Assets

Non-current assets
Contracted concessional assets	$8,562,689	$6,725,178
Investments carried under the equity method	50,683	5,711
Financial investments	343,308	373,561
Deferred tax assets	195,161	124,210

Total non-current assets	$9,151,841	$7,228,660

Current assets
Inventories	13,785	22,068
Clients and other receivables	232,813	129,696
Financial investments	608,167	229,417
Cash and cash equivalents	528,164	354,154

Total current assets	$1,382,929	$735,335

Total assets	$10,534,770	$7,963,995

	As of June 30, 2015	As of December 31, 2014
Equity and liabilities

Equity attributable to the Company
Share capital	$10,022	$8,000
Parent company reserves	2,398,612	1,790,135
Other reserves	9,349	(15,539)
Accumulated currency translation differences	(55,062)	(28,963)
Retained Earnings	(78,547)	(2,031)
Non-controlling interest	136,057	88,029

Total equity	$2,420,431	$1,839,631

Non-current liabilities
Long-term corporate debt	$374,685	$376,160
Long-term project debt	4,740,329	3,491,877
Grants and other liabilities	1,705,334	1,367,601
Related parties	67,538	77,961
Derivative liabilities	373,572	168,931
Deferred tax liabilities	56,971	60,818

Total non-current liabilities	$7,318,429	$5,543,348

Current liabilities
Short-term corporate debt	$2,409	$2,255
Short-term project debt	500,882	331,189
Trade payables and other current liabilities	270,361	231,132
Income and other tax payables	22,258	16,440

Total current liabilities	$795,910	$581,016

Total equity and liabilities	$10,534,770	$7,963,995

Consolidated Cash Flow Statements

(Amounts in thousands of U.S. dollars)

	For the six-month period ended June 30,
	2015	2014
Profit/(loss) for the period	$5,141$	(27,823)
Financial expense and non-monetary adjustments	206,103	155,265

Profit for the period adjusted by financial expense and non-monetary items	$211,244	$127,442

Variations in working capital	379	(130,217)
Net interest and income tax paid	(132,314)	(66,721)

Net cash provided by/(used in) operating activities	$79,309	$(69,496)

Investment in contracted concessional assets	(93,170)	(77,297)
Other non-current assets/liabilities	3,143	(2,283)
Acquisitions of subsidiaries	(481,845)	—

Net cash used in investing activities	$(571,872)	$(79,580)

Net cash provided by financing activities	$674,960	$9,261

Net increase/(decrease) in cash and cash equivalents	$182,397	$(139,815)

Cash and cash equivalents at the beginning of the period	354,154	357,664
Translation differences in cash or cash equivalent	(8,387)	(504)

Cash and cash equivalents at end of the period	$528,164	$217,345

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period attributable to the parent company

	Six-month period ended June 30,
(in thousands of U.S. dollars)	2015	2014
Profit/(loss) for the period attributable to the Company	$(673)	$(28,233)
Profit attributable to non-controlling interest	5,814	410
Income tax	6,428	2,706
Share of profit/(loss) of associates carried under the equity method	(3,342)	429
Financial expense, net	129,910	104,664

Operating profit	$138,137	$79,976

Depreciation, amortization, and impairment charges	(110,350)	57,196
Dividend from exchangeable preferred equity investment in ACBH	9,200	—

Further Adjusted EBITDA	$257,687	$137,172

Abengoa Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	7,099	—

Further Adjusted EBITDA including unconsolidated affiliates	$264,786	$137,172

Reconciliation of Further Adjusted EBITDA including unconsolidated affiliates to net cash provided by/ (used) in operating activities

	For the six-month period ended June 30,
(in thousands of U.S. dollars)	2015	2014
Further Adjusted EBITDA including unconsolidated affiliates	$264,786	$137,172
Abengoa Yield’s pro-rata share of EBITDA from Unconsolidated Affiliates	7,099	—

Further Adjusted EBITDA	$257,687	$137,172

Net interest and income tax paid	(132,314)	(66,721)
Variations in working capital	379	(130,217)
Non-cash adjustments and other	(46,443)	(9,730)

Net cash provided by/(used in) operating activities	$79,309	$(69,496)

Cash Available For Distribution Reconciliation

(in thousands of U.S. dollars)	Six months ended June 30, 2015
Further Adjusted EBITDA including unconsolidated affiliates	$264,786
Abengoa Yield’s pro-rata share of EBITDA from unconsolidated affiliates	(7,099)
Non-monetary items	(44,970)
Interest and income tax paid[4]	(99,856)
Principal amortization of indebtedness[5]	(37,300)
Deposits into/ withdrawals from debt service accounts	(4,053)
Change in available cash at project level to be distributed in subsequent periods	24,598
Change in other assets and liabilities	(13,010)

Cash Available For Distribution	$83,095

CFO and COO Eduard Soler E-mail: ir@abengoayield.com Communication Department Patricia Malo de Molina Tel: +34 954 93 71 11 E-mail: communication@abengoa.com	Investor Relations Leire Perez Tel: +44 20 7098 4384 E-mail: ir@abengoayield.com

[4]	Excludes interest payments from recently acquired entities for $32,458 thousand.
[5]	Excludes principal amortization of indebtedness from recently acquired entities amounting to $13,363 thousand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA YIELD PLC

/s/ Javier Garoz Neira
Name:	Javier Garoz Neira
Title:	Chief Executive Officer

Date: July 30, 2015